Mail Stop 4561

      							October 25, 2005

Terrence S. Cassidy
Principal Executive Officer and Principal Financial Officer
NWH, Inc.
156 West 56 Street
Suite 2001
New York, NY 10019

	Re:	NWH, Inc.
		Form 10-K for the Fiscal Year Ended October 31, 2004 Form 10-Q for the Fiscal Quarter Ended January 31, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      Form 10-Q for the Fiscal Quarter Ended July 31, 2005
      File No. 000-26598

Dear Mr. Cassidy:

		We have reviewed your response dated October 12, 2005 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Use of Non-GAAP Financial Measures, page 22

1. Your response to prior comment number 1 indicates that your CODM recently changed the measure of ENS segment profit (loss) used to evaluated the performance of ENS and decide how to allocate resources. Tell us when your CODM made this change. That is, clarify whether your CODM used your current or prior measure of segment profit (loss) to assess the performance of ENS and to decide how to allocate resources for the year-ended October 31, 2004 and subsequent quarters. If your CODM has always used your current measure, this change is a correction of an error since the company`s financial statements did not comply with SFAS 131 in previously issued financial statements pursuant to APB Opinion No. 20, paragraph
36. Further, the current measure of segment performance as of October 31, 2004 was $3,201,478 and the prior measure as disclosed in the footnotes was $1,617,014 which is a significant difference. More importantly, the disclosure fails to satisfy the requirements of SFAS
131 to disclose the segment measured used which cannot be remedy by disclosure "outside" of the audited financial statements that are prepared in accordance with GAAP. If the change is deemed a correction of an error, restate and amend previously filed Exchange
Act reports including your October 31, 2004 Form 10-K and subsequent quarterly filings.

*****

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Terrence S. Cassidy
NWH, Inc.
October 25, 2005
page 1